John J. DiRocco, Jr.
Vice President, Assistant General
Counsel and Corporate Secretary

SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, IL 60532
630.824.1785 Direct
jjdirocco@suncoke.com

May 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement
on Form S-4 (Registration No. 333-230166) of SunCoke Energy, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and on behalf of SunCoke Energy, Inc., a Delaware corporation (“SunCoke”), we respectfully request that the effective time of the above referenced Registration Statement on Form S-4 filed by SunCoke be accelerated to 9:00 a.m., Washington, D.C. time, on May 22, 2019, or as soon thereafter as practicable.

If you require additional information, please contact Michael J. Swidler (212-408-2511) of Baker Botts L.L.P., or me (at the letterhead address). In addition, please notify Mr. Swidler when this request for acceleration has been granted.

Very truly yours,

/s/ John J. DiRocco, Jr.
John J. DiRocco, Jr.
Vice President, Assistant General Counsel & Corporate Secretary

cc:	Michael J. Swidler (Baker Botts LLP)
Mike Rosenwasser (Baker Botts LLP)